
WOODSIDE

RECEIVED
2005 FEB 10 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE


05005860

25 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-271-P (Falcone-1A), lodged with the Australian Stock Exchange on 25 January 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**

PROCESSED
FEB 18 2005
THOMSON
FINANCIAL

82-2280

# ASX ANNOUNCEMENT
**(ASX: WPL)**



**TUESDAY, 25 JANUARY 2005**
**10:00AM (WST)**


**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au


## WA-271-P
## FALCONE-1A

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., operator of the WA-271-P Joint Venture, reports that the Falcone-1A exploration well in the Exmouth Sub-basin is preparing to drill ahead in 12¼ inch hole at a depth of 2,088 metres.

The *'Jack Bates'* semi-submersible rig is drilling the well. The well is approximately 60 kilometres west southwest of the Enfield oil field. Water depth at the location is 1,395 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Ltd (40%).